

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 29, 2012

Via E-mail
Spencer L. Schneider, Esq.
111 Broadway, 12th Floor
New York, NY 10006

>   Re: **Harvard Illinois Bancorp, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A filed March 20, 2012**
>   **Filed by Stilwell Value Partners II, L.P., et al.**
>   **File No. 0-53935**
>
>   **Soliciting Material filed on Schedule 14A pursuant to Rule 14a-12**
>   **Filed on March 2, 2012**
>   **Filed by Stilwell Value Partners II, L.P., et al.**
>   **File No. 0-53935**

Dear Mr. Schneider:

We have reviewed the above filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable requirements, and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

Schedule 14A

Letter to Stockholders

1.   Disclosure on this page indicates the board of directors was not considering a sale despite Stilwell Group's suggestions to the contrary. We note disclosure in the Company's prospectus filed on February 23, 2010 pursuant to Securities Act Rule 424(b) that "[f]or three years following the stock offering, applicable regulations prohibit any person from acquiring or offering to acquire more than 10% of [the Company's] common stock

without the prior written approval of the Office of Thrift Supervision and the Illinois Department of Financial and Professional Regulation." In light of this restriction on transfer, please supplement the disclosure to clarify that any sale of the bank would require these additional approvals even if the board of directors approved such sale.

2.   Disclosure on this page also states that "[i]n our April 2011 Schedule 13D filing, we said we would support management if they worked through the regulatory memorandum of understanding (MOU) and took steps to reach a normalized return on equity…But management has not gotten out from under the MOU..." It is our understanding that MOUs typically remain outstanding for a period of two regulatory exam cycles, that is, two to three years. Please revise to remove the implication that the Board has the ability to induce the Company's regulators to terminate the MOU over a shorter period of time but has failed to do so.

3.   Disclosure on this page also states that "[i[n October, the board amended the bylaws to hinder our efforts to seek board representation." It is our understanding that at the time the bylaw was adopted, the board was not aware of any effort by the Stilwell Group to secure board representation. While the bylaw amendment may have the effect of hindering the Stillwell Group's efforts, it is not clear that this was the board's intent in adopting such amendment. Please either provide support for such statement or revise accordingly.

4.   Disclosure on this page also states that the Stilwell Group would support management if they "took steps to reach a normalized return on equity" but "management… has not reached a normalized return on equity…" and "HARI's return on equity in 2011, at less than one percent, was sub-par." Please supplement the disclosure to specify what is meant by a "normalized return on equity," why such measure is applicable to the Company and why the Company's return on equity was "sub-par." Please also provide support for the statement that the Company's return on equity was less than once percent.

Election of the Stilwell Group's Nominee, page 3

5.   Please expand the basis for the participants' recommendation that holders vote for Mr. Wilson. Current disclosure only states that the participants "believe he would be a strong addition to the Board." Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of the Company's business and structure. If material, this disclosure should cover more than the past five years, including information about the nominee's particular areas of expertise or other relevant qualifications. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

6.   We note disclosure in the last paragraph on page 3 that the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In

addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Other Matters

7.   The Stilwell Group refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to the Stilwell Group's intent in this regard.

Solicitation; Expenses page 5

8.   Disclosure indicates that the filing persons may solicit proxies by mail, e-mail, advertisement, telephone, facsimile and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Two Year Summary Table, page 11

9.   The table on page 12 indicates that affiliates of the Stilwell Group acquired 40,000 shares of the Company's common stock on April 8, 2010 and continued to hold 40,000 shares of common stock after the April 26 transactions. Please advise why the Stilwell Group had not filed a beneficial ownership report with respect to these holdings pursuant to Regulation 13D-G prior to its initial Schedule 13D filed on April 1, 2011. Note that disclosure on the Company's Form 8-K filed April 9, 2010 and its Form 10-K for the fiscal year ended December 31, 2010 both appear to indicate that there was issued and outstanding 784,689 shares of the Company's common stock as of April 8, 2010 and March 31, 2011. In considering this comment, please refer to Exchange Act section 13(d)(6)(B), Exchange Regulation 14d-1(a) and (d), and Question 101.01 of the Compliance and Disclosure Interpretations: Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting (Last Update: November 16, 2009).

Information About Nominees, page 12

10.   Disclosure in this section indicates that both Messrs. Wilson's and Saladin's options will become exerciseable upon the occurrence of certain transactions specified in the Stock

Option Agreement. We note that this appears to include a change of control. Given the disclosure earlier in the proxy statement suggesting the Stilwell Group's apparent interest in the sale of the Company, please supplement the disclosure in this section accordingly. Refer to Item 5 of Schedule 14A.

Soliciting Material filed on Schedule 14A pursuant to Rule 14a-12

11.   We note the statements that "[o]ver the past half-decade, the Board and Management have not been able to run a profitable bank," and "[b]anking in our country is changing, and some community banks as currently configured can not earn a profit." It is our understanding that the Company has been profitable and 2010 and 2011. Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

▪ the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions